CASCADE COACHING CORP.
500-666 Burrard Street
Vancouver, British Columbia V6C 3P6

October 26, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Michael Mc Tiernan
Special Counsel
	RE:	Cascade Coaching Corp. (the ACompany@)
Form SB-2 Registration Statement
Registration No. 333-129056

Dear Mr. Mc Tiernan:

Please be advised that:

*

The Company acknowledges that the Commission or the staff, acting pursuant to delegated authority, in declaring the foregoing registration statement effective, does not foreclose the Commission from taking any action with respect to the filing;

*

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

*

And the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Yours truly,

CASCADE COACHING CORP.

BY:	JAMES M. JACK
James M. Jack, President, Principal Executive Officer and a member of the Board of Directors cc: Conrad C. Lysiak